UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  Lydall, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   550819-10-6
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                                 (CUSIP Number)

                         Anita G. Zucker, as Trustee of
                          Jerry Zucker Revocable Trust
                         c/o The Inter Tech Group, Inc.
                               4838 Jenkins Avenue
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
             Post Office Box 11889, Columbia, South Carolina 29211
                                 (803) 779-3080

                                  June 3, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  925811-10-1                                               PAGE 2 OF 7

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Jerry Zucker Revocable Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       00
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          896,802
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     8. SHARED VOTING POWER

          0
     ---------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

          896,802
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          896,802
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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
                                                                     PAGE 3 OF 7

Item 1.     Security and Issuer

         Common stock, $0.10 par value per share, of Lydall, Inc., One Colonial Road, Manchester, Connecticut 06045 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairman and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were purchased By the Trust using its funds. The total amount paid was $3,121,067.


Item 4. Purpose of Transaction

     The Trust acquired the Shares for investment purposes. The Trust will review the performance of this investment and its investment alternatives. As part of the ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganiza-tion or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     The Trust owns 896,802 shares, or 5.34%, of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.

     The following table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by the Trust. All of the transactions were effected through brokers. Negative numbers of shares were sales; all others were purchases.

                                     Number of
            Date                      Shares          Price per Share
            ----                      ------          ---------------
         04/13/2009                  -19,000             $3.5975
         04/14/2009                   34,805             $3.4526
         04/14/2009                   13,300             $3.4995
         04/20/2009                   25,000             $3.4999
         04/20/2009                    9,023             $3.5000
         04/21/2009                    3,304             $3.4795
         04/21/2009                    1,805             $3.3643
         04/27/2009                    4,194             $3.4983
         04/28/2009                    5,651             $3.4764
         05/04/2009                   -1,100             $3.7573
         05/04/2005                   -1,810             $3.8015
         05/04/2009                   -5,000             $3.8424
         05/04/2009                   -6,900             $4.0039
         05/04/2009                   -7,272             $3.7292
         05/05/2009                    9,100             $3.4492
         05/05/2009                    4,300             $3.4906
         05/05/2009                    3,509             $3.4697
         05/05/2009                    3,000             $3.4200
         05/11/2009                   10,883             $3.4859
         05/11/2009                   10,091             $3.4602
         05/11/2009                    5,117             $3.4200
         05/12/2009                   25,000             $3.4781
         05/12/2009                   10,036             $3.4770
         05/12/2009                    9,100             $3.3941
         05/12/2009                    3,664             $3.3093
         05/12/2009                      200             $3.4500
         05/13/2009                   13,817             $3.4517
         05/13/2009                   10,000             $3.4500
         05/13/2009                    9,800             $3.5000
         05/13/2009                    9,700             $3.4931
         05/13/2009                    6,800             $3.4664
         05/13/2009                    5,700             $3.4839
         05/13/2009                    5,450             $3.4644
         05/13/2009                    5,083             $3.4920
         05/13/2009                    4,150             $3.4489
         05/13/2009                    3,900             $3.4883
         05/13/2009                    3,400             $3.4241
         05/13/2009                    3,100             $3.4899
         05/13/2009                    3,000             $3.4740
         05/13/2009                    2,000             $3.4880
         05/14/2009                    2,200             $3.5000
         05/14/2009                    1,100             $3.4809
         05/14/2009                      899             $3.4500
         05/14/2009                      300             $3.4800
         05/15/2009                   10,601             $3.4800
         05/15/2009                    6,700             $3.4853
         05/15/2009                    5,400             $3.5000
         05/15/2009                    4,300             $3.4737
         05/15/2009                    3,300             $3.5000
         05/15/2009                    2,940             $3.4800
         05/15/2009                    2,060             $3.3799
         05/15/2009                      700             $3.4114
         05/18/2009                    1,563             $3.5000
         05/19/2009                    8,037             $3.4999
         05/19/2009                    2,890             $3.4986
         05/19/2009                    1,200             $3.5000
         05/20/2009                   20,010             $3.5732
         05/20/2009                   16,935             $3.4998
         05/21/2009                   21,877             $3.4500
         05/21/2009                   12,088             $3.5000
         05/21/2009                    2,800             $3.4971
         05/21/2009                      300             $3.4800
         05/22/2009                   17,600             $3.4998
         05/22/2009                   16,900             $3.5000
         05/22/2009                   10,800             $3.4967
         05/22/2009                    1,200             $3.4900
         05/27/2009                    8,200             $3.4868
         05/28/2009                   20,000             $3.4800
         05/28/2009                    8,100             $3.4767
         05/29/2009                   30,500             $3.5497
         05/29/2009                   15,000             $3.5498
         05/29/2009                   10,100             $3.5000
         05/29/2009                   10,040             $3.5484
         05/29/2009                    8,200             $3.5407
         05/29/2009                    7,360             $3.5219
         05/29/2009                    6,500             $3.4877
         05/29/2009                    5,700             $3.5703
         05/29/2009                    4,200             $3.5164

                                                                     PAGE 6 OF 7
                                     Number of
            Date                      Shares          Price per Share
            ----                      ------          ---------------
         05/29/2009                    1,500             $3.5313
         06/03/2009                      100             $3.5000
         06/03/2009                    5,400             $3.4856
         06/03/2009                    8,200             $3.4952
         06/03/2009                    9,600             $3.4817
         06/03/2009                   10,000             $3.4699
         06/03/2009                   15,000             $3.4997
         06/04/2009                    4,352             $3.4858
         06/09/2009                    1,200             $3.6000
         06/09/2009                    4,100             $3.5611
         06/10/2009                    6,300             $3.5936
         06/11/2009                   14,200             $3.5997
         06/12/2009                    4,450             $3.5961


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2009

                                   s/Anita G. Zucker
                                   ---------------------------------------------
                                   Anita G. Zucker, as Trustee for
                                   The Jerry Zucker Revocable Trust